

Mail Stop 3720

May 6, 2010

George G. Chachas
Chief Executive Officer, President and Chief Financial Officer
Anoteros, Inc.
2445 Fifth Avenue, Suite 440
San Diego, CA 92101

RE: **Anoteros, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 3, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010
File No. 0-52561

Dear Mr. Chachas:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 9A(T) Controls and Procedures
Management's Annual Report on Internal Control over Financial Reporting, page 35

1. We refer to your assessment of internal control over financial reporting. Please amend your Form 10-K to revise the disclosure to provide a statement as to

whether or not internal control over financial reporting is effective. Refer to Item 308(T)(a)(3) of Regulation S-K.

Form 10-Q for the quarterly period ended March 31, 2010

Item 4. Controls and Procedures
Changes in Internal Controls, page 17

2. We note your statement that an independent board member is now reviewing your financial information as of the third quarter of 2009 and that this has alleviated the material weakness in your internal controls. Please revise to update this disclosure in future Forms 10-Q filings since you have disclosed that there were no material weaknesses in your internal controls over financial reporting as of the year ended December 31, 2009.

* * * *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director